

June 24, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

RE:     J.P. Morgan Exchange-Traded Fund Trust
        Issuer CIK:      0001485894
        Issuer File Number:   333-191837 / 811-22903
        Form Type:     8-A12B
        Filing Date:    June 24, 2025

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the JPMorgan Active High Yield ETF under the Exchange Act of 1934.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications